Exhibit 99.1
BioNTech Announces Fourth Quarter and Full Year 2025 Financial Results and Corporate Update

•BioNTech on track for a catalyst-rich year with six late-stage data readouts expected across immunomodulators, antibody-drug conjugates and mRNA cancer immunotherapies
•Increased focus on PD-L11/VEGF-A bispecific immunomodulator pumitamig with eight global Phase 3 clinical trials planned to be ongoing for year-end in collaboration with Bristol Myers Squibb
•Full year 2025 revenues of €2.9 billion2, net loss of €1.1 billion (adjusted3 net loss of €0.1 billion) and diluted loss per share of €4.70 ($5.314) (adjusted3 diluted loss per share of €0.48 ($0.554))
•Strong financial position continues to de-risk execution with cash, cash equivalents and security investments of €17.2 billion5
•Expect 2026 total revenues of €2.0 billion to €2.3 billion, adjusted3 R&D expenses between €2.2-2.5 billion and adjusted3 SG&A expenses7 between €700-800 million
•BioNTech co-founders Ugur Sahin and Özlem Türeci to establish an independent company with a focus on next-generation mRNA innovations; management transition by end of 2026

Conference call and webcast scheduled for March 10, 2026, at 8:00 a.m. EDT (1:00 p.m. CET)
MAINZ, Germany, March 10, 2026 (GLOBE NEWSWIRE) -- BioNTech SE (Nasdaq: BNTX, “BioNTech” or “the Company”) today reported financial results for the three months and full year ended December 31, 2025 and provided an update on its corporate progress.

“2025 was a year of strong execution and pipeline momentum, marked by substantial progress in delivering on our strategy. We advanced our oncology pipeline by moving multiple programs into late-stage development and initiated trials assessing novel-novel combination approaches with the aim of delivering differentiated therapeutic profiles,” said Prof. Ugur Sahin, M.D., Chief Executive Officer and Co-Founder of BioNTech. “With our unique pipeline and strong financial position, we remain committed to leveraging our pioneering position in the immuno-oncology space with next-generation agents designed to elevate outcomes for patients with cancer. 2026 is poised to be a pivotal year with multiple readouts expected across our portfolio, representing a significant step toward our objective of becoming a multi-product company by 2030.”

Financial Review for Fourth Quarter and Full Year 20253

in millions €, except per share data	Full Year 2025		Full Year 2024
	IFRS Results	Adjusted Results[3]	IFRS Results	Adjusted Results[3]
Revenues	2,869.9	2,869.9	2,751.1	2,751.1
Net profit / (loss)	(1,136.1)	(117.1)	(665.3)	121.7
Diluted earnings / (loss) per share	(4.70)	(0.48)	(2.77)	0.50

in millions €, except per share data	Fourth Quarter 2025		Fourth Quarter 2024
	IFRS Results	Adjusted Results[3]	IFRS Results	Adjusted Results[3]
Revenues	907.4	907.4	1,190.0	1,190.0
Net profit / (loss)	(305.0)	(79.5)	259.5	432.4
Diluted earnings / (loss) per share	(1.25)	(0.33)	1.08	1.79

Revenues for the three months ended December 31, 2025, were €907.4 million, compared to €1,190.0 million for the comparative prior year period. For the year ended December 31, 2025, revenues were €2,869.9 million, compared to €2,751.1 million for the comparative prior year period. The quarterly year-on-year decrease was primarily driven by lower sales of the Company’s COVID-19 vaccines due to reduced market demand. The full year revenue increase was primarily driven by revenues related to BioNTech’s collaboration with Bristol Myers Squibb Company (“BMS”) that were recognized in the third quarter of 2025.

Research and development (“R&D”) expenses were €505.4 million for the three months ended December 31, 2025, compared to €611.8 million for the comparative prior year period. For the year ended December 31, 2025, R&D expenses were €2,104.9 million, compared to €2,254.2 million for the comparative prior year period. Both quarterly and full year year-on-year decreases were mainly driven by cost savings resulting from active portfolio management and positive effects resulting from our pumitamig cost sharing with BMS, partly offset by the acceleration of late-stage trials for immuno-oncology (“IO”) and antibody-drug conjugate (“ADC”) development programs.

Adjusted R&D expenses were €505.4 million for the three months ended December 31, 2025, compared to €530.3 million for the comparative prior year period. For the year ended December 31, 2025, adjusted R&D expenses were €2,019.5 million, compared to €2,172.7 million for the comparative prior year period. For 2025 and 2024, the Company’s adjusted R&D expenses exclude impairments.

Sales, general and administrative (“SG&A”) expenses7 were €217.9 million for the three months ended December 31, 2025, compared to €132.1 million for the comparative prior year period. For the year ended December 31, 2025, SG&A expenses were €624.4 million, compared to €599.0 million for the comparative prior year period. Both quarterly and full year year-on-year increases were mainly driven by our ongoing commercial build-up, partly offset by lower costs for external services.

Other operating result was negative €173.6 million during the three months ended December 31, 2025, compared to negative €54.0 million for the comparative prior year period. For the year ended December 31, 2025, other operating result was negative €903.7 million compared to negative €670.9 million for the prior year period. Both quarterly and full year year-on-year decreases were primarily driven by expenses from settlements of contractual disputes, expenses in connection with our pipeline prioritization and foreign exchange differences.

Adjusted other operating result was €21.4 million during the three months ended December 31, 2025, compared to negative €1.6 million for the comparative prior year period. For the year ended December 31, 2025, other operating result was negative €0.6 million compared to negative €13.5 million for the prior year period. For fiscal years 2025 and 2024, our quarterly and full year adjusted other operating results exclude expenses in connection with the settlements of legal proceedings. In addition, our quarterly and full year adjusted other operating results during fiscal year 2025 exclude employee-related costs in connection with our pipeline prioritization and a bargain purchase.

Net loss was €305.0 million for the three months ended December 31, 2025, compared to a net income of €259.5 million for the comparative prior year period. For the year ended December 31,

2025, net loss was €1,136.1 million, compared to a net loss of €665.3 million for the comparative prior year period.

Adjusted net loss was €79.5 million for the three months ended December 31, 2025, compared to an adjusted net profit of €432.4 million for the comparative prior year period. For the year ended December 31, 2025, adjusted net loss was €117.1 million, compared to an adjusted net profit of €121.7 million for the comparative prior year period.

Diluted loss per share was €1.25 for the three months ended December 31, 2025, compared to diluted earnings per share of €1.08 for the comparative prior year period. For the year ended December 31, 2025, diluted loss per share was €4.70, compared to diluted loss per share of €2.77 for the comparative prior year period.

Adjusted diluted loss per share was €0.33 for the three months ended December 31, 2025, compared to adjusted diluted earnings per share of €1.79 for the comparative prior year period. For the year ended December 31, 2025, adjusted diluted loss per share was €0.48, compared to adjusted diluted earnings per share of €0.50 for the comparative prior year period.

Cash, cash equivalents and security investments as of December 31, 2025, were €17,235.6 million, comprising €7,675.4 million in cash and cash equivalents, €7,158.5 million in current security investments disclosed as financial assets and €2,401.7 million in non-current security investments disclosed as financial assets.

Shares outstanding as of December 31, 2025, were 251,325,340, excluding 7,702,147 shares held in treasury.

“Our strong financial position fuels and de-risks our R&D activities as we prepare for multiple product launches in the coming years. Our financial discipline, active portfolio management and targeted investments will continue to drive innovation and create long-term value for BioNTech’s stakeholders,” said Ramón Zapata, Chief Financial Officer at BioNTech.

2026 Financial Year Guidance6:

Revenues for the 2026 financial year	€2,000 – €2,300 m

In 2026, BioNTech anticipates lower COVID-19 vaccine revenues compared to 2025, driven by declines in both the European and United States markets. The United States continues to be a competitive and dynamic market, where as a result, lower revenues are expected. In Europe, we expect lower revenues as we defend our market share and begin managing the transition of multi-year contracts. In Germany, specifically, BioNTech recognizes direct sales of its COVID-19 vaccines as revenue. Hence, the anticipated declines in the Company’s sales of COVID-19 vaccines in the country will have a direct impact on its topline, whereas revenues outside of Germany only affect the Company’s topline as part of the 50% gross profit split with our partner Pfizer Inc. (“Pfizer”). Per the outlined partnership terms, revenues from the collaboration with BMS in 2026 are expected to be broadly in line with 2025. Revenues from the pandemic preparedness contract with the German government and service businesses are expected to remain stable.

Planned 2026 Financial Year Adjusted Expenses6:

Adjusted R&D expenses	€2,200 – €2,500 m
Adjusted SG&A expenses	€700 – €800 m

BioNTech will continue to focus investments on R&D and scaling the business for late-stage development and commercial readiness in oncology, while remaining cost-disciplined. Strategic capital allocation will continue to foster innovation and be a key driver of the Company’s trajectory. As part of BioNTech’s strategy, the Company may continue to evaluate appropriate corporate development opportunities with the aim of driving sustainable long-term growth and creating future value.

The full audited consolidated financial statements as of and for the year ended December 31, 2025, can be found in BioNTech’s Annual Report on Form 20-F filed today with the U.S. Securities and Exchange Commission (“SEC”) and available at www.sec.gov.

Endnotes
1 An overview of abbreviations is compiled in a directory at the end of this press release.
2 All numbers in this press release have been rounded.
3 In addition to BioNTech’s results determined in accordance with International Financial Reporting Standards (“IFRS”), or IFRS Accounting Standards, or IFRS results, BioNTech reports certain adjusted, non-IFRS measures used internally as a supplemental measure of our business performance (each referred to with the prefix “Adjusted” or, as a whole, “Adjusted Results”). The calculation of these measures and the adjusted results as a whole is based on the concepts of the applicable IFRS Accounting Standards, but includes certain adjustments. Reconciliation of the adjusted results to BioNTech’s measures based on IFRS Accounting Standards and more information can be found at the end of this press release and in BioNTech’s Report on Form 20-F for the year ended December 31, 2025 filed on March 10, 2026, which is available at www.sec.gov. While non-IFRS measures may offer additional insights, BioNTech’s non-IFRS measures are not, and should not be viewed as, a substitute for their most directly comparable IFRS Accounting Standards measures, and should always be considered alongside our financial statements prepared in accordance with IFRS Accounting Standards.
4 Calculated applying the average foreign exchange rate for the year ended December 31, 2025, as published by the German Central Bank (Deutsche Bundesbank).
5 As of December 31, 2025.
6 Excludes risks that are not yet known and/or quantifiable and related activities. It includes effects identified from licensing arrangements, collaborations and Merger & Acquisitions (“M&A”) transactions to the extent disclosed. The guidance is based on non-IFRS measures and excludes certain effects compared to measures based on IFRS Accounting Standards. More information can be found in BioNTech’s Report on Form 20-F for the year ended December 31, 2025 filed on March 10, 2026, which is available at www.sec.gov.
7 Sales, general and administrative expenses (“SG&A”) include sales and marketing expenses as well as general and administrative expenses. Adjusted SG&A expenses include adjusted sales and marketing expenses as well as adjusted general and administrative expenses.

Operational Review for the Fourth Quarter and Full Year 2025, Key Post Period-End Events and Outlook on 2026

Corporate Update for the Fourth Quarter 2025 and Post Period Events

•On March 10, 2026, BioNTech announced plans for an independent company to be established and led by BioNTech co-founders Prof. Ugur Sahin, M.D., and Prof. Özlem Türeci, M.D. The new company with distinct resources, operations and funding options will advance next-generation mRNA innovations. BioNTech plans to contribute related rights and mRNA technologies to the new company to enable and support the prioritized development of next-generation mRNA innovations with disruptive potential. With both companies focusing on their respective strategic priorities, BioNTech expects to maximize value for patients and shareholders alike. Ugur Sahin and Özlem Türeci will transition into the management of their new company by the end of 2026 after their current service agreements end. BioNTech’s Supervisory Board has initiated an executive search to identify successors for the positions to ensure a smooth transition and seamless execution of BioNTech’s strategy.

•On March 1, Kylie Jimenez joined BioNTech’s Management Board as Chief People Officer (“CPO”). The appointment is in line with BioNTech’s strategy to become a multi-product biopharmaceutical company by 2030 and underscores the importance of its global, highly skilled workforce in achieving this objective. Kylie will focus on attracting, developing and retaining talent, while strengthening an inclusive culture.

Select Oncology Pipeline Updates

Next-Generation Immunomodulators and Combinations

Pumitamig (BNT327/BMS986545) is a bispecific immunomodulator candidate combining PD-L1 checkpoint inhibition with VEGF-A neutralization that is being developed in collaboration with BMS.
•A global Phase 3 clinical trial in patients with first-line triple-negative breast cancer (“TNBC”) (ROSETTA Breast-01; NCT07173751) is enrolling.

•A global Phase 2/3 clinical trial to evaluate pumitamig in first-line microsatellite stable colorectal cancer (“CRC”) (ROSETTA CRC-203; NCT07221357) is enrolling.

•A global Phase 2/3 clinical trial to evaluate pumitamig in first-line gastric cancer (ROSETTA Gastric-204; NCT07221149) is enrolling.

•A global Phase 2/3 clinical trial (ROSETTA Lung-02; NCT06712316) is ongoing to evaluate pumitamig in combination with chemotherapy compared to pembrolizumab and chemotherapy in patients with first-line non-small cell lung cancer (“NSCLC”). The Phase 2 part of the seamless Phase 2/3 trial achieved full enrollment and the Phase 3 portion is currently recruiting. Data from the Phase 2 part of the trial are expected in 2026.

•Additional pivotal Phase 2/3 and Phase 3 trials are planned to start in 2026, in unresectable stage III NSCLC (ROSETTA Lung-201, NCT07361497), first-line PD-L1 ≥ 50% NSCLC (ROSETTA Lung-202, NCT07361510) and first-line head and neck squamous cell carcinoma (“HNSCC”) (ROSETTA HNSCC-205).

•Pumitamig is also being evaluated in additional solid tumor indications, including first-line hepatocellular carcinoma (“HCC”), second-line glioblastoma (“GBM”), first-line pancreatic ductal adenocarcinoma (“PDAC”) and first-line renal cell carcinoma (“RCC”) in various Phase 1/2 and Phase 2 trials, both as monotherapy and in combination with standard of care.

•In 2025, BioNTech initiated several signal-seeking clinical trials to evaluate pumitamig with the Company’s proprietary assets. These trials will inform the dose selection for pumitamig and explore anti-tumor activity in multiple tumors for later-stage development.

Gotistobart (BNT316/ONC-392) is a tumor microenvironment-selective regulatory T cell depletion candidate that targets CTLA-4 and is being developed in collaboration with OncoC4, Inc. (“OncoC4”).
•A global Phase 3 clinical trial (PRESERVE-003; NCT05671510) is ongoing to evaluate the efficacy and safety of gotistobart as monotherapy in patients with metastatic squamous NSCLC (“sqNSCLC”) that progressed under previous platinum-based chemotherapy and PD-(L)1-inhibitor treatment.

•In December 2025, data from the non-pivotal dose-confirmation stage, the first of two stages of the global Phase 3 clinical trial, were presented at the International Association for the Study of Lung Cancer (“IASLC”) American Society of Clinical Oncology (“ASCO“) 2025 North America Conference on Lung Cancer (“NACLC”). Gotistobart demonstrated a clinically meaningful overall survival benefit compared to standard of care chemotherapy and a manageable safety profile in patients with squamous NSCLC whose disease had progressed following anti-PD-(L)1 therapy and platinum-based chemotherapy.

•Based on current event accrual projections, interim data from the pivotal stage of the two-stage Phase 3 clinical trial are expected in 2026.

•In January 2026, gotistobart received Orphan Drug Designation from the U.S. Food and Drug Administration (“FDA”) for the treatment of squamous NSCLC. In 2022, gotistobart received Fast Track Designation from the FDA for the treatment of patients with metastatic NSCLC whose disease progressed on prior anti-PD-(L)1 therapy.

Antibody-Drug Conjugates

Trastuzumab pamirtecan (BNT323/DB-1303) is an ADC candidate targeting HER2 that is being developed in collaboration with Duality Biologics (Suzhou) Co. Ltd. (“DualityBio”).

•A Phase 1/2 clinical trial (NCT05150691) is ongoing to evaluate trastuzumab pamirtecan in patients with advanced HER2-expressing tumors. A potentially registrational cohort with HER2-expressing (IHC3+, 2+, 1+ or ISH-positive) patients with recurrent endometrial cancer is ongoing. Data are expected to be shared at a medical conference in 2026. BioNTech and DualityBio plan to file a biologics license application (“BLA”) in 2026, subject to regulatory feedback from the FDA.

•A global Phase 3 clinical trial (DYNASTY-Breast02, NCT06018337) to evaluate trastuzumab pamirtecan in patients with HR-positive, HER2-low metastatic breast cancer is ongoing. Based on current event accrual projections, data are expected in 2026.

BNT324/DB-1311 is an ADC candidate targeting B7H3 that is being developed in collaboration with DualityBio.

•In February 2026, updated data from a Phase 1/2 clinical trial (NCT05914116) were presented at the ASCO Genitourinary Cancers Symposium. BNT324/DB-1311 demonstrated durable efficacy in heavily pretreated metastatic castration-resistant prostate cancer (“mCRPC”) patients with no new safety signals reported.

•A Phase 3 clinical trial (NCT07365995) to evaluate BNT324/DB-1311 compared to docetaxel in patients with mCRPC is expected to initiate in 2026.

mRNA Cancer Immunotherapies

BNT113 is an mRNA cancer immunotherapy candidate and based on BioNTech’s fully owned, off-the-shelf FixVac platform, encoding the two oncoproteins E6 and E7 that are frequently found in human papillomavirus type 16 positive (“HPV16+”) solid tumors.

•In December 2025, the FDA granted Fast Track designation to BNT113 for the treatment of patients with PD-L1+, HPV16+ HNSCC.

•Based on current event accrual projections, data are expected in 2026 from the first interim analysis of the Phase 3 part of the ongoing Phase 2/3 clinical trial (AHEAD-MERIT; NCT04534205) evaluating BNT113 in combination with pembrolizumab versus pembrolizumab monotherapy as a first-line treatment for patients with unresectable recurrent or metastatic, PD-L1+, HPV16+ HNSCC.

Autogene cevumeran (BNT122/RO7198457) is an mRNA cancer immunotherapy candidate for individualized neoantigen-specific immunotherapy (“iNeST”) that is being developed in collaboration with Genentech, Inc. (“Genentech”), a member of the Roche Group (“Roche”).

•An update from the ongoing Phase 2 clinical trial in Stage II (high-risk)/Stage III circulating tumor DNA positive (“ctDNA+”) adjuvant colorectal cancer (“CRC”) is expected in early 2026. Data read-out from the final analysis of this trial has been updated from 2026 to 2027, given that events have accrued more slowly than projected.

•BioNTech and Roche, the sponsor of the trial, have decided to discontinue the Phase 2 clinical trial (IMcode004; NCT06534983) evaluating autogene cevumeran as an adjuvant treatment in combination with nivolumab compared to nivolumab alone in patients with high-risk muscle-invasive urothelial carcinoma due to the rapidly emerging treatment landscape and shifting standard of care. The companies will focus on advancing autogene cevumeran in the currently ongoing randomized Phase 2 clinical trials in adjuvant pancreatic ductal adenocarcinoma (“PDAC”) and adjuvant CRC.

Expected 2026 Milestones

	Program	Modality	Trial Readout Phase	Indication
Late-Stage Trial Readouts	Trastuzumab pamirtecan[3]	ADC	Single-arm Phase 2	2L+ HER2-expressing endometrial cancer
			Phase 3 interim analysis	Chemo naïve HR+ HER2-low breast cancer
	Gotistobart[2]	Immunomodulator	Phase 3 interim analysis	2L+ sqNSCLC
			Phase 2	2L+ mCRPC
	BNT113	mRNA cancer immunotherapy	Phase 3 interim analysis	1L HPV16+ PD-L1+ HNSCC
	Pumitamig[1]	Immunomodulator	Phase 3 in China interim analysis	1L TNBC

Early-Stage Pumitamig & ADC Trial Readouts	Pumitamig[1]	Immunomodulator	Phase 2	1L NSCLC
			Phase 2	1L extensive-stage small-cell lung cancer (“ES-SCLC”)
			Phase 2 in China	1L HCC
			Phase 2 in China	1L microsatellite stable colorectal cancer (“MSS-CRC”)
	Pumitamig[1] + Trastuzumab pamirtecan (HER2-ADC)[3]	Immunomodulator + ADC	Phase 1/2	Breast cancer
	Pumitamig[1] + BNT324/DB-1311 (B7H3-ADC)[3]		Phase 1/2	Advanced solid tumors
			Phase 2	NSCLC/SCLC
	Pumitamig[1] + BNT325/DB-1305 (TROP2-ADC)[3]		Phase 2	TNBC
	Pumitamig[1] + BNT326/YL202 (HER3-ADC)[4]		Phase 1/2	NSCLC
	BNT324/DB-1311 (B7H3-ADC)[3]	ADC	Phase 1/2	2L+ mCRPC

Phase 3 Trial Initiations	Pumitamig[1]	Immunomodulator	Phase 3	1L MSS-CRC
			Phase 3	1L HER2- PD-L1+ gastric cancer
			Phase 3	1L HNSCC
			Phase 3	NSCLC stage 3 unresectable
			Phase 3	1L NSCLC PD-L1 high
	BNT324 /DB-1311 (B7H3-ADC)[3]	ADC	Phase 3	1L mCRPC

BLA Submission	Trastuzumab pamirtecan (HER2-ADC)[3]	ADC	-	2L+ HER2-expressing endometrial cancer
Partnered with: 1. BMS; 2. OncoC4; 3. DualityBio; 4. MediLink Therapeutics (Suzhou) Co., Ltd. (“MediLink").

Upcoming Investor and Analyst Events

•BioNTech First Quarter 2026 Financial Results and Corporate Update: May 5, 2026
•BioNTech Annual General Meeting: May 15, 2026

Conference Call and Webcast Information
BioNTech invites investors and the general public to join a conference call and webcast with investment analysts today, March 10, 2026, at 8:00 a.m. EDT (1:00 p.m. CET) to report its financial results and provide a corporate update for the fourth quarter and full year 2025.

To access the live conference call via telephone, please register via this link. Once registered, dial-in numbers and a PIN number will be provided.

The slide presentation and audio of the webcast will be available via this link.

Participants may also access the slides and the webcast of the conference call via the “Events & Presentations” page of the Investor section of the Company’s website at www.BioNTech.com. A replay of the webcast will be made available shortly after the closing of the call and archived on the Company’s website for 30 days following the call.

About BioNTech
Biopharmaceutical New Technologies (BioNTech) is a global next generation immunotherapy company pioneering novel investigative therapies for cancer and other serious diseases. BioNTech exploits a wide array of computational discovery and therapeutic modalities with the intent of rapid development of novel biopharmaceuticals. Its diversified portfolio of oncology product candidates aiming to address the full continuum of cancer includes mRNA cancer immunotherapies, next-generation immunomodulators and targeted therapies such as antibody-drug conjugates (ADCs) and innovative chimeric antigen receptor (CAR) T cell therapies. Based on its deep expertise in mRNA development and in-house manufacturing capabilities, BioNTech and its collaborators are researching and developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global and specialized pharmaceutical collaborators, including Bristol Myers Squibb, Duality Biologics, Genentech, a member of the Roche Group, Genmab, MediLink, OncoC4, Pfizer and Regeneron.

For more information, please visit www.BioNTech.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not limited to, statements concerning: expected changes to BioNTech’s leadership and the transition of responsibilities at the Management Board, including identification and recruitment of successors; the terms of the preliminary discussions between BioNTech and the co-founders regarding the potential contribution of certain BioNTech assets to an independent company; BioNTech’s expected revenues and net profit/(loss) related to sales of BioNTech’s COVID-19 vaccine in territories controlled by BioNTech’s collaboration partners, particularly for those figures that are derived from preliminary estimates provided by BioNTech’s partners; the rate and degree of market acceptance of BioNTech’s COVID-19 vaccine and, if approved, BioNTech’s investigational medicines; expectations regarding anticipated changes in COVID-19 vaccine demand; the initiation, timing, progress, results, and cost of BioNTech’s research and development programs, including BioNTech’s current and future preclinical studies and clinical trials, including statements regarding the expected timing of initiation, enrollment, and completion of studies or clinical trials and related preparatory work and the availability of results, and the timing and outcome of applications for regulatory approvals and marketing authorizations; BioNTech’s expectations regarding potential future commercialization in oncology, including goals regarding timing and indications; the targeted timing and number of additional potentially registrational clinical trials, and the registrational potential of any clinical trial BioNTech may initiate; discussions with regulatory agencies; BioNTech’s expectations with respect to intellectual property; the impact of BioNTech’s collaboration and licensing agreements, including BioNTech’s partnership with Bristol Myers Squibb; BioNTech’s expectations with respect to developments in law, public policy, and international trade; BioNTech’s estimates of revenues, research and development expenses, selling, general and administrative expenses and capital expenditures for operating activities; BioNTech’s expectations for upcoming scientific and investor presentations; and BioNTech’s expectations of net profit/(loss). In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.

The forward-looking statements in this press release are based on BioNTech’s current expectations and beliefs of future events, and are neither promises nor guarantees. You should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially and adversely from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, projected data release timelines, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the data discussed in this release, and including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the nature of the clinical data, which is subject to ongoing peer review, regulatory review and market interpretation; BioNTech’s pricing and coverage negotiations with governmental authorities, private health insurers and other third-party payors; the future commercial demand and medical need for initial or annual booster doses of a COVID-19 vaccine; the impact of tariffs and escalations in trade policy; competition from other COVID-19 vaccines or related to BioNTech’s other product candidates; the timing of and BioNTech’s ability to obtain and maintain regulatory approval for its product candidates; the ability of BioNTech’s COVID-19 vaccines to prevent COVID-19 caused by emerging virus variants; BioNTech’s ability to identify research opportunities and discover and develop investigational medicines; the ability and willingness of BioNTech’s third-party collaborators to continue research and development activities relating to BioNTech's development candidates and investigational medicines; unforeseen safety issues and potential claims that are alleged to arise from the use of products and product candidates developed or manufactured by BioNTech; BioNTech’s and its collaborators’ ability to commercialize and market its product candidates, if approved; BioNTech’s ability to manage its development and related expenses; regulatory and political developments; BioNTech’s ability to effectively scale its production capabilities and manufacture its products and product candidates; risks relating to the global financial system and markets; and other factors not known to BioNTech at this time.

You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Annual Report on Form 20-F for the period ended December 31, 2025 and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at www.sec.gov. These forward-looking statements speak only as of the date hereof. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this press release in the event of new information, future developments or otherwise.

CONTACTS

Investor Relations
Douglas Maffei, PhD
Investors@biontech.de

Media Relations
Jasmina Alatovic
Media@biontech.de

Abbreviation Overview

1L	First line
2L	Second line
adj.	Adjuvant
B7H3	B7 homologue B3
(MSS-)CRC	(Microsatellite stable-) colorectal cancer
ctDNA	Circulating tumor DNA
CTLA-4	Cytotoxic T-lymphocyte-associated protein
ES-SCLC	Extensive-stage small cell lung cancer
GBM	Glioblastoma
HCC	Hepatocellular carcinoma
HER2 (or HER3)	Human epidermal growth factor receptor 2 (or 3)
HNSCC	Head and neck squamous cell carcinoma
HPV16	Human papilloma virus 16
HR	Hormone receptor
IHC3+, 2+, 1+	Immunohistochemistry score 1+ (or 2+ or 3+)
ISH-positive	In-situ hybridization positive
mCRPC	Metastatic castration resistant prostate cancer
RCC	Renal cell carcinoma
(sq) NSCLC	(Squamous) non-small cell lung cancer
PDAC	Pancreatic ductal adenocarcinoma
PD-(L)1	Programmed cell death protein (death-ligand) 1
TNBC	Triple-negative breast cancer
TROP2	Trophoblast cell-surface antigen 2
VEGF-A	Vascular endothelial growth factor A

Consolidated Statements of Profit or Loss (IFRS Results)

	Three months ended December 31,		Years ended December 31,

	2025	2024	2025	2024
(in millions €, except per share data)	(unaudited)	(unaudited)
Revenues	907.4	1,190.0	2,869.9	2,751.1
Cost of sales	(333.3)	(243.5)	(641.8)	(541.3)
Research and development expenses	(505.4)	(611.8)	(2,104.9)	(2,254.2)
Sales and marketing expenses	(49.3)	(21.3)	(110.0)	(67.9)
General and administrative expenses	(168.6)	(110.8)	(514.4)	(531.1)
Other operating expenses	(208.0)	(91.6)	(1,088.3)	(811.5)
Other operating income	34.4	37.6	184.6	140.6
Operating profit / (loss)	(322.8)	148.6	(1,404.9)	(1,314.3)
Finance income	99.6	165.2	423.9	664.0
Finance expenses	(4.2)	(12.6)	(69.8)	(27.4)
Profit / (Loss) before tax	(227.4)	301.2	(1,050.8)	(677.7)
Income taxes	(77.6)	(41.7)	(85.3)	12.4
Net profit / (loss)	(305.0)	259.5	(1,136.1)	(665.3)
Earnings / (Loss) per share
Basic earnings / (loss) per share	(1.25)	1.08	(4.70)	(2.77)
Diluted earnings / (loss) per share	(1.25)	1.08	(4.70)	(2.77)

Condensed Consolidated Statements of Profit or Loss (Adjusted Results)

Adjusted Results (non-IFRS measures)[1]	Three months ended December 31,		Years ended December 31,

	2025	2024	2025	2024
(in millions €, except per share data)	(unaudited)	(unaudited)
Adjusted cost of sales	(302.8)	(204.5)	(611.3)	(493.2)
Adjusted research and development expenses	(505.4)	(530.3)	(2,019.5)	(2,172.7)
Adjusted other operating expenses	(13.0)	(39.2)	(170.2)	(154.1)
Adjusted other operating income	34.4	37.6	169.6	140.6
Adjusted operating profit / (loss)	(97.3)	321.5	(385.9)	(527.3)
Adjusted profit / (loss) before tax	(1.9)	474.1	(31.8)	109.3
Adjusted net profit / (loss)[2]	(79.5)	432.4	(117.1)	121.7
Adjusted earnings / (loss) per share
Adjusted basic earnings / (loss) per share	(0.33)	1.80	(0.48)	0.51
Adjusted diluted earnings / (loss) per share	(0.33)	1.79	(0.48)	0.50

1 Certain adjusted results presented in this table are identical to our results under IFRS Accounting Standards. Reconciliation of all other adjusted results to our IFRS results can be found at the end of this press release and in BioNTech’s Report on Form 20-F for the year ended December 31, 2025, filed on March 10, 2026, which is available at www.sec.gov.
2 Tax effects are not considered as part of our non-IFRS adjustments

Consolidated Statements of Financial Position

	December 31,	December 31,
(in millions €)	2025	2024
Assets
Non-current assets
Goodwill	367.9	380.6
Other intangible assets	1,606.0	790.4
Property, plant and equipment	1,080.9	935.3
Right-of-use assets	210.2	248.1
Contract assets	2.0	9.8
Other financial assets	2,554.2	1,254.0
Other non-financial assets	7.3	26.3
Deferred tax assets	13.5	81.7
Total non-current assets	5,842.0	3,726.2
Current assets
Inventories	110.7	283.3
Trade and other receivables	924.2	1,463.9
Contract assets	8.1	10.0
Other financial assets	7,201.8	7,021.7
Other non-financial assets	173.8	212.7
Income tax assets	52.6	50.0
Cash and cash equivalents	7,675.4	9,761.9
Total current assets	16,146.6	18,803.5
Total assets	21,988.6	22,529.7

Equity and liabilities
Equity
Share capital	259.0	248.6
Capital reserve	2,473.3	1,398.6
Treasury shares	(7.7)	(8.6)
Retained earnings	17,961.9	19,098.0
Other reserves	(1,462.3)	(1,325.5)
Total equity	19,224.2	19,411.1
Non-current liabilities
Lease liabilities, loans and borrowings	215.2	214.7
Other financial liabilities	94.9	46.9
Provisions	35.5	20.9
Contract liabilities	88.0	183.0
Other non-financial liabilities	104.2	87.5
Deferred tax liabilities	84.3	42.4
Total non-current liabilities	622.1	595.4
Current liabilities
Lease liabilities, loans and borrowings	52.2	39.5
Trade payables and other payables	534.9	426.7
Other financial liabilities	351.7	1,443.4
Income tax liabilities	65.6	4.5
Provisions	145.3	144.8
Contract liabilities	754.9	294.9
Other non-financial liabilities	237.7	169.4
Total current liabilities	2,142.3	2,523.2
Total liabilities	2,764.4	3,118.6
Total equity and liabilities	21,988.6	22,529.7

Consolidated Statements of Cash Flows

	Three months ended December 31,		Years ended December 31,

	2025	2024	2025	2024
(in millions €)	(unaudited)	(unaudited)
Operating activities
Net profit / (loss)	(305.0)	259.5	(1,136.1)	(665.3)
Income taxes	77.6	41.7	85.3	(12.4)
Profit / (Loss) before tax	(227.4)	301.2	(1,050.8)	(677.7)
Adjustments to reconcile loss before tax to net cash flows:
Depreciation, amortization and impairment of property, plant, equipment, intangible assets and right-of-use assets	164.8	165.4	382.8	298.0
Share-based payment expenses	24.1	23.5	106.2	100.9
Net foreign exchange differences	(43.0)	(32.1)	(6.6)	(109.5)
(Gain) / Loss on disposal of property, plant and equipment	(0.8)	(0.1)	(2.5)	(0.3)
Finance income excluding foreign exchange differences	(99.1)	(149.7)	(423.9)	(648.5)
Finance expense excluding foreign exchange differences	4.3	12.6	21.4	27.4
Government grants	(19.5)	(4.7)	(63.0)	(31.5)
Other non-cash (income) / loss	600.4	—	585.4	—
Unrealized (gain) / loss on derivative instruments at fair value through profit or loss	2.5	3.9	(10.4)	4.6
Working capital adjustments:
(Increase) / Decrease in trade and other receivables, contract assets and other assets	81.0	(879.9)	1,083.7	387.7
Decrease in inventories	116.2	19.9	177.9	74.5
(Decrease) / Increase in trade payables, other financial liabilities, other liabilities, contract liabilities, refund liabilities and provisions	(424.6)	167.7	(723.8)	758.4
Interest received and realized gains from cash and cash equivalents	61.8	121.6	337.0	474.9
Interest paid and realized losses from cash and cash equivalents	(2.8)	(6.6)	(11.0)	(13.5)
Income tax received / (paid), net	40.5	(198.4)	3.8	(389.2)
Share-based payments	(6.0)	(10.9)	(25.3)	(154.5)
Government grants received	37.1	3.3	75.1	106.0
Net cash flows from operating activities	309.5	(463.3)	456.0	207.7
Investing activities
Purchase of property, plant and equipment	(63.2)	(66.6)	(175.1)	(286.5)
Proceeds from sale of property, plant and equipment	0.6	0.7	4.5	1.2
Purchase of intangible assets	1.1	(24.5)	(573.9)	(165.8)
Acquisition of subsidiaries and businesses, net of cash acquired	264.8	—	186.3	—
Investment in other financial assets	(4,375.8)	(2,068.8)	(11,422.5)	(12,370.3)
Proceeds from maturity of other financial assets	1,446.9	2,765.9	9,512.2	10,740.2
Net cash flows used in investing activities	(2,725.6)	606.7	(2,468.5)	(2,081.2)
Financing activities
Proceeds from loans and borrowings	6.7	—	6.7	—
Repayment of loans and borrowings	(8.6)	—	(18.0)	(2.3)
Payments related to lease liabilities	(10.4)	(7.3)	(39.6)	(43.6)
Transaction costs related to issuance of share capital	(2.0)	—	(2.0)	—
Net cash flows used in financing activities	(14.3)	(7.3)	(52.9)	(45.9)
Net decrease in cash and cash equivalents	(2,430.4)	136.1	(2,065.4)	(1,919.4)
Change in cash and cash equivalents resulting from exchange rate differences	1.4	13.6	(27.0)	14.8
Change in cash and cash equivalents resulting from other valuation effects	11.5	(12.4)	5.9	2.8
Cash and cash equivalents at the beginning of the period	10,092.9	9,624.6	9,761.9	11,663.7
Cash and cash equivalents as of December 31	7,675.4	9,761.9	7,675.4	9,761.9

Non-IFRS Reconciliation

Non-IFRS Reconciliation for the year ended December 31, 2025

		non-IFRS adjustments
(in millions €, except per share data)	IFRS Results	Expenses and income from legal proceedings	Impairment and reversal	Employee-related expenses from restructuring	Income from bargain purchase and income and expenses from divestiture related items	Adjusted Results
Cost of sales	(641.8)	—	30.5	—	—	(611.3)
Research and development expenses	(2,104.9)	—	85.4	—	—	(2,019.5)
Other operating expenses	(1,088.3)	789.5	71.6	57.0	—	(170.2)
Other operating income	184.6	—	—	—	(15.0)	169.6
Operating loss	(1,404.9)	789.5	187.5	57.0	(15.0)	(385.9)
Loss before tax	(1,050.8)	789.5	187.5	57.0	(15.0)	(31.8)
Net loss[1]	(1,136.1)	789.5	187.5	57.0	(15.0)	(117.1)
Loss per share
Basic loss per share	(4.70)					(0.48)
Diluted loss per share	(4.70)					(0.48)
1 Tax effects are not considered as part of our non-IFRS adjustments.

Non-IFRS Reconciliation for the three months ended December 31, 2025

		non-IFRS adjustments
(in millions €, except per share data)	IFRS Results	Expenses and income from legal proceedings	Impairment and reversal	Employee-related expenses from restructuring	Income from bargain purchase and income and expenses from divestiture related items	Adjusted Results
	(unaudited)
Cost of sales	(333.3)	—	30.5	—	—	(302.8)
Other operating expenses	(208.0)	111.4	71.6	12.0	—	(13.0)
Operating loss	(322.8)	111.4	102.1	12.0	—	(97.3)
Loss before tax	(227.4)	111.4	102.1	12.0	—	(1.9)
Net loss[1]	(305.0)	111.4	102.1	12.0	—	(79.5)
Loss per share
Basic loss per share	(1.25)					(0.33)
Diluted loss per share	(1.25)					(0.33)
1 Tax effects are not considered as part of our non-IFRS adjustments.

Non-IFRS Reconciliation for the year ended December 31, 2024

		non-IFRS adjustments
(in millions €, except per share data)	IFRS Results	Expenses and income from legal proceedings	Impairment and reversal	Employee-related expenses from restructuring	Income from bargain purchase and income and expenses from divestiture related items	Adjusted Results
Cost of sales	(541.3)	—	48.1	—	—	(493.2)
Research and development expenses	(2,254.2)	—	81.5	—	—	(2,172.7)
Other operating expenses	(811.5)	657.4	—	—	—	(154.1)
Operating loss	(1,314.3)	657.4	129.6	—	—	(527.3)
Profit / (Loss) before tax	(677.7)	657.4	129.6	—	—	109.3
Net profit / (loss)[1]	(665.3)	657.4	129.6	—	—	121.7
Earnings / (Loss) per share
Basic earnings / (loss) per share	(2.77)					0.51
Diluted earnings / (loss) per share	(2.77)					0.50
1 Tax effects are not considered as part of our non-IFRS adjustments.

Non-IFRS Reconciliation for the three months ended December 31, 2024

		non-IFRS adjustments
(in millions €, except per share data)	IFRS Results	Expenses and income from legal proceedings	Impairment and reversal	Employee-related expenses from restructuring	Income from bargain purchase and income and expenses from divestiture related items	Adjusted Results
	(unaudited)
Cost of sales	(243.5)	—	39.0	—	—	(204.5)
Research and development expenses	(611.8)	—	81.5	—	—	(530.3)
Other operating expenses	(91.6)	52.4	—	—	—	(39.2)
Operating profit	148.6	52.4	120.5	—	—	321.5
Profit before tax	301.2	52.4	120.5	—	—	474.1
Net profit[1]	259.5	52.4	120.5	—	—	432.4
Earnings per share
Basic earnings per share	1.08					1.80
Diluted earnings per share	1.08					1.79
1 Tax effects are not considered as part of our non-IFRS adjustments.

For the three months ended and the year ended December 31, 2023, our adjusted results were identical to our results under IFRS Accounting Standards.